                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          SCHEDULE 13D AMENDMENT NO. 2

                    Under the Securities Exchange Act of 1934

                                 SHELDAHL, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.25 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   822440 10 3
                                   -----------
                                 (CUSIP Number)

                            Albert A. Woodward, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 6, 1999
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (Cover page continued on next 5 pages)

                                  SCHEDULE 13D

                              CUSIP NO. 822440 10 3


------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   IRWIN L. JACOBS
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the appropriate box if a member of a group  (see
instructions)                                                 (a)     X
                                                              ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        BK, 00
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    376,600

     (8) Shared voting power..............................          0

     (9) Sole dispositive power...........................    376,600

     (10) Shared dispositive power........................          0
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting
person.                                                       376,600
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    3.4%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 822440 10 3


------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   DANIEL T. LINDSAY
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     X
                                                              ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    208,500

     (8) Shared voting power..............................          0

     (9) Sole dispositive power...........................    208,500

     (10) Shared dispositive power........................          0
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       208,500
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    1.9%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 822440 10 3


------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   DENNIS M. MATHISEN
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     X
                                                              ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF, BK
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    527,401

     (8) Shared voting power..............................          0

     (9) Sole dispositive power...........................    527,401

     (10) Shared dispositive power........................          0
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       527,401
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    4.6%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

(1) Includes (i) 292,683 shares of common stock issuable to Mr. Mathisen upon conversion of 1,800 shares of Series D Convertible Preferred Stock of Sheldahl, Inc. at the initial conversion price of $6.15 per share of common stock; (ii) 18,000 shares of common stock issuable to Mr. Mathisen upon exercise of outstanding warrants to purchase such common stock at a price of $7.6875 per share of common stock; (iii) 8,333 shares of common stock issuable to Mr. Mathisen upon exercise of an option to purchase such common stock at a price of $5.75 per share; (iv) 60,000 shares of common stock issuable to Mr. Mathisen upon conversion of 375 shares of Series E Convertible Preferred Stock of

     Sheldahl, Inc. at the initial conversion price of $6.25 per share of common stock; and (v) 3,750 shares of common stock issuable to Mr. Mathisen upon exercise of outstanding warrants to purchase such common stock at a price of $7.8125 per share of common stock.

                                  SCHEDULE 13D

                              CUSIP NO. 822440 10 3


------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................    MARSHALL FINANCIAL GROUP, INC.
I.R.S. Identification Nos. of above persons (entities only)   41-1624808
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     X
                                                              ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        WC, OO
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    MINNESOTA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    65,000

     (8) Shared voting power..............................         0

     (9) Sole dispositive power...........................    65,000

     (10) Shared dispositive power........................         0
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       65,000
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.6%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    CO
------------------------------------------------------------- ---------------------------------------------------------

INTRODUCTION

     The members of this Section 13(d) filing group (the "Reporting Persons") originally filed a Schedule 13D relating to Sheldahl, Inc. (the "Company") on September 21, 1998. The original filing was amended on October 20, 1998. This filing is the second amendment to the original Schedule 13D filing.

     The Reporting Persons' responses to items 1-2 remain unchanged, and the Reporting Persons hereby restate the information contained in the original filing for those items.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OTHER THAN CONSIDERATION

     In 1999, Dennis M. Mathisen received 14,635 shares of Common Stock of the Issuer as payment in kind of a 5% per annum dividend in the amount of $90,005 on the Series D Convertible Preferred Stock. All other information stated in Item 3 of the original Schedule 13D filing remains true and accurate.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons originally acquired the Common Stock of the Issuer to obtain an equity position in the Company. At that time, the Reporting Persons were concerned that the Board of Directors and management of the Company were not effectively maximizing shareholder value by producing results commensurate with the prospects of the Company. On October 20, 1998, Dennis M. Mathisen was elected to the Board of Directors of the Company. As a result of Mr. Mathisen's appointment to the Board of Directors, Irwin L. Jacobs and Daniel T. Lindsay determined that it was no longer necessary for them to act as members of the group of Reporting Persons with respect to their ownership of the Common Stock. Mr. Jacobs and Mr. Lindsay then withdrew as members of the "Group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

     On November 19, 1999, Mr. Mathisen tendered his resignation from the Board of Directors of the Company. In his resignation letter, Mr. Mathisen noted his dissatisfaction with the Board of Directors, specifically the Board's efforts to limit the activities of a special committee formed to explore strategic alternatives to enhance shareholder value and the Board's failure to remain open to all possible strategic alternatives. As a consequence of Mr. Mathisen leaving the Board of Directors, Mr. Jacobs and Mr. Lindsay have determined that it is in their best interest to rejoin the group of Reporting Persons with respect to their ownership of the Common Stock. The Reporting Persons share Mr. Mathisen's dissatisfaction with the direction that the Company has taken under the current Board of Directors. The Reporting Persons continue to believe that the Board of Directors and management of the Company have failed to maximize shareholder value, and have refused to explore and review all strategic alternatives to preserve enterprise value for all shareholders.

     The Reporting Persons will continue to evaluate their position to determine what, if any, actions to take with respect to the Company and their ownership position. The Reporting Persons may explore the feasibility of, and strategies for, seeking control and may explore, among other possibilities, (i) making a proposal to the Company for a merger or business combination; (ii) nominating individuals selected by the Reporting Persons as candidates for the Board of Directors of the Company and soliciting proxies from the Company's shareholders to vote for such nominees at the next meeting of the Company's shareholders, or otherwise taking action to reconstitute the Board of Directors; (iii) acquiring additional shares of Common Stock (subject to the availability of Common Stock at prices deemed favorable) from time-to-time in the open market, in privately negotiated transactions or otherwise; or (iv) entering into arrangements with third-parties who may be interested in joining with the Reporting Persons to acquire control of the Company which arrangements may contemplate the sale or disposition of portions of the Company's assets to such third-parties after control is obtained.

     The Reporting Persons expect to explore these and, potentially, other alternatives designed to enhance the value of the Common Stock for all the shareholders of the Company.

     Depending upon the course of action that the Reporting Persons pursue, the Reporting Persons may attempt to dispose of the Common Stock in the open market, in privately negotiated transactions or otherwise.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time, and there is no assurance that the Reporting Persons will actually purchase additional Common Stock or seek to influence or obtain control of the Company. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of December 6, 1999, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock (based on 11,152,588 shares outstanding as of July 6, 1999, as set forth in the Company's Schedule 10-Q filed on July 13, 1999, plus, in the case of Dennis M. Mathisen and the Reporting Persons as a group, 292,683 shares issuable upon conversion of the Series D Stock held by Mr. Mathisen, 18,000 shares issuable upon exercise of Warrants held by Mr. Mathisen, 60,000 shares issuable upon conversion of the Series E Stock held by Mr. Mathisen, 3,750 shares issuable upon exercise of the Warrants held by Mr. Mathisen, and 8,333 shares issuable upon exercise of the option held by Mr. Mathisen) represented by the shares of Common Stock beneficially owned by the Reporting Persons.


    Reporting Person           Shares of Common Stock    Percent Outstanding
    ----------------           ----------------------    -------------------
    Irwin L. Jacobs            376,600                   3.4%

    Daniel T. Lindsay          208,500                   1.9%

    Dennis M. Mathisen         527,401                   4.6%

    Marshall Financial Group   65,000                    0.6%

     As of December 6, 1999, the Reporting Persons beneficially owned an aggregate of 1,177,501 shares of Common Stock, including 292,683 shares of Common Stock issuable upon conversion of the Series D Stock held by Mr. Mathisen, 18,000 shares of Common Stock issuable upon exercise of the Warrants held by Mr. Mathisen, 60,000 shares of Common Stock issuable upon conversion of the Series E Stock held by Mr. Mathisen, 3,750 shares of Common Stock issuable upon exercise of the Warrants held by Mr. Mathisen, and 8,333 shares of

Common Stock issuable upon exercise of the option held by Mr. Mathisen, in aggregate representing approximately 10.2% of the outstanding shares of Common Stock.

     John A. Fischer, Executive Vice President and Director of Marshall Financial Group, beneficially owns 22,323 shares of Common Stock, consisting of 16,260 shares issuable upon conversion of the Series D Stock owned by Mr. Fischer, 1,000 shares issuable upon exercise of the Warrants held by Mr. Fischer, 4,000 shares issuable upon conversion of the Series E Stock owned by Mr. Fischer, 250 shares issuable upon exercise of the Warrants held by Mr. Fischer, and 813 shares received by Mr. Fischer as payment in kind of a dividend payable to him on the Series D Convertible Preferred Stock. Mr. Fischer's holdings represent, in aggregate, less than 0.2% of the Common Stock. The Reporting Persons disclaim beneficial ownership of any of the stock owned by or issuable to Mr. Fischer.

     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c)  On February 19, 1999, pursuant to a Stock Purchase Agreement,
Mr. Mathisen acquired 375 shares of Series E Preferred Stock convertible into 60,000 shares of Common Stock at a conversion price of $6.25 per share of Common Stock and Warrants to purchase 3,750 shares of Common Stock at a price of $7.8125 per share of Common Stock.

     On July 30, 1999, Mr. Mathisen acquired 14,635 shares of Common Stock as payment of a 5% per annum dividend in the amount of $90,000 on the Series D Convertible Preferred Stock.

     On October 20, 1999, pursuant to a Stock Option Agreement, Mr. Mathisen acquired an option to purchase 8,333 shares of Common Stock at an option price of $5.75 per share. This option expires one year following the date of Mr. Mathisen's resignation from the Board of Directors, or November 18, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Convertible Preferred Stock Purchase Agreement

     The Convertible Preferred Stock Purchase Agreement, dated February 8, 1999, provides, among other things, that if Mr. Mathisen should decide to dispose of any of the Series E Stock, the Warrants or the shares of Common Stock issuable upon conversion of the Series E Stock, Mr. Mathisen may do so only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an available exemption from the registration requirements of the Securities Act. In connection with any transfer of any securities other than pursuant to an effective registration statement or to the Company or to an affiliate of Mr. Mathisen or pursuant to Rule 144 under the Securities Act, the Company may require Mr. Mathisen to provide the Company with a written opinion of counsel experienced in the area of United States securities laws selected by Mr. Mathisen, the form and substance of which shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred securities under the Securities Act.

Warrants

     In connection with the transactions contemplated by the Convertible Preferred Stock Purchase Agreement, the Company issued Warrants to Dennis M. Mathisen to purchase, upon the terms and subject to the conditions set forth therein, up to 3,750 shares of Common Stock at an exercise price equal to $7.8125 per share (subject to adjustment as provided therein), exercisable at any time from February 26, 1999, through and including February 25, 2004.

Registration Rights Agreement

     In connection with the transactions contemplated by the Convertible Preferred Stock Purchase Agreement, the Company, Mr. Mathisen, and the other purchasers of the Series E Stock named therein entered into a Registration Rights Agreement, dated February 26, 1999. The terms of this Registration Agreement are identical to those contained in the Series D Registration Rights Agreement summarized in the original Schedule 13D filing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -- Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

     Exhibit B -- Letter of resignation of Dennis M. Mathisen to the Board of Directors of Sheldahl, Inc., dated November 19, 1999.

     Exhibit C -- Convertible Preferred Stock Purchase Agreement, dated February 8, 1999, by and among Sheldahl, Inc., Dennis M. Mathisen, and the other purchasers of Series E Stock set forth therein.

     Exhibit D -- Warrant, dated February 26, 1999, issued by Sheldahl, Inc. to Dennis M. Mathisen.

     Exhibit E -- Registration Rights Agreement, dated February 26, 1999, by and among Sheldahl, Inc., Dennis M. Mathisen, and the other purchasers of Series E Stock set forth therein.

                                   SIGNATURES

     After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: December 6, 1999
                ----------------

/s/ Irwin L. Jacobs
------------------------------------
Irwin L. Jacobs

/s/ Daniel T. Lindsay
------------------------------------
Daniel T. Lindsay

/s/ Dennis M. Mathisen
------------------------------------
Dennis M. Mathisen


MARSHAL FINANCIAL GROUP, INC.

/s/ John A. Fischer
------------------------------------
By:  John A. Fischer
Its:  Executive Vice President